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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116549

         Prospectus

253,116 Shares

Perficient, Inc.

Common Stock

        This prospectus relates to the offer and sale from time to time of up to 253,116 shares of our common stock for the account of certain of our stockholders. See "Selling Stockholders" in this prospectus. We issued these shares in connection with our acquisition of Genisys Consulting, Inc. on April 2, 2004. We will not receive any proceeds from this offering.

        Concurrent with this offering, we have registered 1,938,001 shares of our common stock, pursuant to the Registration Statement on Form S-3 (File No. 333-117216), for the account of certain of our stockholders who acquired such shares in connection with our acquisition of Meritage Technologies, Inc. and the related private placement of our common stock on June 18, 2004 and June 16, 2004, respectively.

        Also concurrent with this offering, we have also registered 2,166,500 shares of our common stock, pursuant to the Registration Statement on Form S-3 (File No. 333-100490), for the account of one of our stockholders who acquired such shares upon conversion of shares of Series B Preferred Stock purchased from us in a private placement on June 26, 2002, upon exercise of warrants issued to such stockholder in connection with the purchase of our Series B Preferred Stock and upon purchase from certain of our stockholders in a private transaction.

        Our common stock is quoted on the Nasdaq National Market under the symbol "PRFT." The last reported bid price of our common stock on October 12, 2004 was $3.96 per share.

        Investing in the common stock involves risks. See "Risk Factors" on page 1.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 13, 2004.

TABLE OF CONTENTS

PERFICIENT, INC.	1
RISK FACTORS	1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	7
USE OF PROCEEDS	8
SELLING STOCKHOLDERS	8
PLAN OF DISTRIBUTION	9
LEGAL MATTERS	9
EXPERTS	9
WHERE YOU CAN FIND MORE INFORMATION	10
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	10

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate as of the date on the cover of this prospectus.

i

PERFICIENT, INC.

        We are an eBusiness solutions services provider to large and major midsize companies. We use a solutions delivery approach we call the Enabled Enterprise, that helps clients reach new markets and increase revenues, acquire and strengthen customer relationships, reduce costs and increase productivity and empower employees. Our Enabled Enterprise is an Internet-based infrastructure with integrated business applications that extend enterprise technology assets to customers, suppliers, partners and employees. We market our eBusiness solutions services directly to large and major midsize companies, principally in the Midwestern United States through an 18 person direct sales force.

        Our objective is to be a leading eBusiness solutions services provider to large and major midsize companies and Internet software vendors. One of our strategies to achieve this goal is to use selective acquisitions to supplement organic growth and achieve critical mass. On April 2, 2004 we acquired Genisys Consulting, Inc. ("Genisys") and paid approximately $7.9 million to the Genisys stockholders consisting of approximately $1.5 million in cash and 1.7 million shares of our Common Stock. Prior to the acquisition, the assets of Genisys were used to provide information technology consulting services to its customers. We intend to continue such uses for these assets. In our acquisition of Genisys, we granted certain registration rights to the stockholders of Genisys, pursuant to which this prospectus has been prepared.

        Consistent with our strategy to use selective acquisitions in our growth, on June 18, 2004 we acquired Meritage Technologies, Inc. ("Meritage") and paid approximately $7.1 million to the Meritage stockholders consisting of approximately $2.9 million in cash and 1.2 million shares of our Common Stock. Prior to the acquisition, the assets of Meritage were used to provide information technology consulting services to its customers. We intend to continue such uses for these assets. In our acquisition of Meritage, we granted certain registration rights to the stockholders of Meritage.

        In connection with the acquisition of Meritage, on June 16, 2004 we raised approximately $2.5 million through a private placement of 800,000 shares of our common stock to a group of institutional investors led by Tate Capital Partners. The investors were also issued warrants for the purchase of an additional 160,000 shares of our common stock. We granted certain registration rights to the investors in the private placement.

        As a result of the registration rights granted in the acquisition of Meritage and in the private placement, concurrent with this registration, we are registering 1,938,001 shares of our Common Stock for resale by the former stockholders of Meritage and the investors in the private placement.

        Also concurrent with this registration, we are registering 2,166,500 shares of our common stock for the account of one of our stockholders who acquired such shares upon conversion of shares of Series B Preferred Stock purchased from us in a private placement on June 26, 2002, upon exercise of warrants issued to such stockholder in connection with the purchase of our Series B Preferred Stock and upon purchase from certain of our stockholders in a private transaction. We are registering such shares of our Common Stock pursuant to registration rights granted to such stockholder in the private placement of our Series B Preferred Stock.

RISK FACTORS

        You should carefully consider the following risk factors together with the other information contained in or incorporated by reference into this prospectus before you decide to buy our common stock. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment.

Risks Specific to Our Business

We have incurred losses during most of the quarters during which we have been in business and we may incur losses in the future.

        We have incurred operating losses in most of the quarters during which we have been in business. Although we have recently achieved profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We cannot assure you of any operating results. In future quarters, our operating results may not meet public market analysts' and investors' expectations. If that happens, the price of our common stock will likely fall.

We have a limited number of customers who may not be obligated to use our services.

        We have arrangements with a limited number of customers. Our contracts with some of our customers do not obligate them to use our services. A customer may choose at any time to use another consulting firm or to perform the services we provide through internal resources. Termination of a relationship with certain customers, or the decision of such customers to employ other consulting firms or perform services in-house, could materially harm our business.

The loss or impairment of our relationship with IBM would materially reduce our revenue and net income and would materially impact our cash and working capital balances.

        Amounts owed to us by IBM represented 19% of our accounts receivable, or $1,747,000, as of June 30, 2004. Failure of IBM to pay that amount would have a material adverse effect on our working capital, cash position, business, operating results and financial condition. Failure of IBM to pay us timely could also have a material impact our cash and working capital balances.

        Revenue from IBM accounted for approximately 39% and 26% of total revenues for the three-month periods ended June 30, 2003 and 2004, respectively. Our current agreement with IBM has been renewed and extended through August 2005, and may be terminated by IBM prior to that date upon five (5) days written notice. Revenue from IBM specifically under the IBM Software Services for WebSphere subcontracting agreement accounted for approximately 12% and 4% of total revenues for the three month periods ended June 30, 2003 and 2004, respectively. A decision by IBM to reduce the amount of services performed by us or to terminate the agreement would have an adverse effect on our business, operating results and financial condition. In the event IBM decides not to use our services, our revenue and net income could be materially reduced.

Our quarterly operating results may be volatile and may cause our stock price to fluctuate.

        A high percentage of our operating expenses, particularly personnel and rent, are fixed in advance of any particular quarter. As a result, if we experience unanticipated changes in the number or nature of our projects or in our employee utilization rates, we could experience large variations in quarterly operating results and losses in any particular quarter. Due to these factors, we believe that our historical quarter-to-quarter operating results should not be used to predict our future performance.

        Our quarterly revenue, expenses and operating results have varied significantly in the past and are likely to vary significantly in the future. These quarterly fluctuations have been and may continue to be affected by a number of factors, including:

  •
  the loss of a significant customer or project;

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  the number and types of projects that we undertake;

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  our ability to attract, train and retain skilled management and technology professionals;

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  seasonal variations in spending patterns;

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  our employee utilization rates, including our ability to transition our technology professionals from one project to another;

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  changes in our pricing policies;

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  our ability to manage costs; and

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  costs related to acquisitions of other businesses.

        In addition, many factors affecting our operating results are outside of our control, such as:

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  demand for Internet software;

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  end-user customer budget cycles;

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  changes in end-user customers' desire for our partners' products and our services;

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  pricing changes in our industry;

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  government regulation and legal developments regarding the use of the Internet; and

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  general economic conditions.

        We expect that we may experience seasonal fluctuations in revenues. We expect that revenues in the quarter ending December 31 of a given year may typically be lower than in other quarters in that year as there are fewer billable days in this quarter as a result of vacations and holidays. This seasonal trend may materially affect our quarter-to-quarter operating results.

Our revenues are difficult to predict because they are derived from project-based engagements.

        Almost all of our revenues are from project-based client engagements, which vary in size and scope. Our revenue is difficult to predict since a client that accounts for a significant portion of revenues in one period may not generate a similar amount of revenue, if any, in subsequent periods. In addition, because many of our project-based client engagements involve sequential stages, each of which may represent a different contractual commitment, a client may choose not to retain us for subsequent stages of an engagement or for new service projects.

Our gross margins are subject to fluctuations as a result of variances in utilization rates.

        Our services gross margins are affected by trends in the utilization rate of our professionals, defined as the percentage of our professionals' time billed to customers divided by the total available hours in a period. Our operating expenses, including employee salaries, rent and administrative expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of projects in process. If a project ends earlier than scheduled, we may need to redeploy our project personnel. Any resulting non-billable time may adversely affect our gross margins. The absence of long-term contracts and the need for new partners and business create an uncertain revenue stream, which could negatively affect our financial condition.

We may not grow, or we may be unable to manage our growth.

        Our success will depend on our ability to increase the number of our partners, end-user customers and our teams of technology professionals. However, we may not grow as planned or at all. Many of our competitors have longer operating histories, more established reputations, more potential partner and end-user customer relationships and greater financial, technical and marketing resources than we do. If we experience growth, our growth will place significant strains on our management, personnel and other resources. If we are unable to grow or manage our growth effectively, this inability will adversely affect the quality of our services and our ability to retain key personnel, and could materially harm our business.

We may not be able to attract and retain technology professionals, which could affect our ability to compete effectively.

        Our business is labor intensive. Accordingly, our success depends in large part upon our ability to attract, train, retain, motivate, manage and utilize highly skilled technology professionals. Additionally, our technology professionals are at-will employees. Any inability to attract, train and retain highly skilled technology professionals would impair our ability to adequately manage, staff and utilize our existing projects and to bid for or obtain new projects, which in turn would adversely affect our operating results.

Our success will depend on retaining our senior management team and key technical personnel.

        We believe that our success will depend on retaining our senior management team and key technical personnel. Retention is particularly important in our business as personal relationships are a critical element of obtaining and maintaining our partners. If any of these individuals stop working for us, our level of management, technical, marketing and sales expertise could significantly diminish. These individuals would be difficult to replace, and losing them could seriously harm our business. We may not be able to prevent key personnel, who may leave our employ in the future, from disclosing or using our technical knowledge, practices or procedures. One or more of our key personnel may resign and join a competitor or form a competing company. As a result, we might lose existing or potential clients.

We face risks associated with finding and integrating acquisitions.

        We may continue to expand our technological expertise and geographical presence through selective acquisitions. Any acquisitions or investments we make in the future will involve risks. We may not be able to make acquisitions or investments on commercially acceptable terms. If we do buy a company, we could have difficulty retaining and assimilating that company's personnel. In addition, we could have difficulty assimilating acquired products, services or technologies into our operations and retaining the customers of that company. Our operating results may be adversely affected by increased intangibles amortization, stock compensation expense and increased compensation expense attributable to newly hired employees. Furthermore, our management's attention may be diverted from other aspects of our business and our reputation may be harmed if an acquired company performs poorly. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and materially and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. If we issue equity securities, your ownership share of our common stock will be diluted.

We may face potential liability to customers if our customers' systems fail.

        Our professional services and software are often critical to the operation of our customers' businesses and provide benefits that may be difficult to quantify. If one of our customers' systems fails, the customer could make a claim for substantial damages against us, regardless of our responsibility for that failure. The limitations of liability set forth in our contracts may not be enforceable in all instances and may not otherwise protect us from liability for damages. Our insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims. In addition, a given insurer might disclaim coverage as to any future claims. If we experience one or more large claims against us that exceed available insurance coverage or result in changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, our business and financial results could suffer.

Risks Relating to Our Industry

We are dependent on the demand for Internet software and services, which may fluctuate.

        The market for Internet software and services has changed rapidly over the last four years. The market for Internet software and services expanded dramatically during 1999 and most of 2000, but declined significantly in 2001 and 2002. Market demand for Internet software and services began to stabilize and improve throughout 2003 and into 2004, but there can be no assurances that this trend will continue. Our future growth is dependent upon the demand for Internet software and services and our ability to provide strategic Internet services that are accepted by our end-user customers. Demand and market acceptance for Internet services are subject to a high level of uncertainty. If companies continue to cancel or delay their business and technology initiatives or choose to move these initiatives in-house because of the current economic climate, or for other reasons, our business, financial condition and results of operations could be materially and adversely affected.

Businesses may decrease or delay their use of advanced technologies as a means for conducting commerce.

        Our future success depends heavily on the acceptance and use of advanced technologies as a means for conducting commerce and streamlining operations. We focus our services on the development and implementation of advanced technology strategies and solutions. If the use of these technologies does not grow, or such growth is delayed due to economic uncertainty or other conditions, our revenue could be less than we anticipate and our business, financial condition and results of operations could be materially adversely affected.

Our business will suffer if we do not keep up with rapid technological change, evolving industry standards or changing partner requirements.

        Rapidly changing technology, evolving industry standards and changing partner needs are common in the Internet professional services market. Accordingly, our success will depend, in part, on our ability to:

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  continue to develop our technology expertise;

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  enhance our current services;

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  develop new services that meet changing partner and end-user customer needs;

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  advertise and market our services; and

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  influence and respond to emerging industry standards and other technological changes.

        We must accomplish all of these tasks in a timely and cost-effective manner. We might not succeed in effectively doing any of these tasks, and our failure to succeed could have a material and adverse effect on our business, financial condition or results of operations, including materially reducing our revenue and operating results.

        We may also incur substantial costs to keep up with changes surrounding the Internet. Unresolved critical issues concerning the commercial use and government regulation of the Internet include the following:

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  security;

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  cost and ease of Internet access;

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  intellectual property ownership;

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  privacy;

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  taxation; and

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  liability issues.

        Any costs we incur because of these factors could materially and adversely affect our business, financial condition and results of operations, including reduced net income.

Our market is highly competitive and has low barriers to entry.

        The market for Internet professional services is intensely competitive, rapidly evolving and subject to rapid technological change. In addition, there are relatively low barriers to entry into this market. Because of the rapid changes to, and volatility in, the Internet software and service industry, many well-capitalized companies that may have chosen sectors of the industry that are not competitive with our business, including some of our partners, may refocus their activities and resources. As a result, they could deploy their resources and enter into a business that is competitive with ours.

        Many of our current and potential competitors have longer operating histories, more established reputations and potential partner relationships and greater financial, technical, industry and marketing resources than we do. This may place us at a disadvantage to our competitors, which may harm our ability to grow or maintain revenue or generate net income.

Risks Relating to Ownership of Our Stock

The trading volume of our common stock has been limited and, as a result, our stock price has been, and will likely continue to be, volatile.

        Our common stock is traded on the NASDAQ SmallCap Market under the symbol "PRFT." The trading volume of our common stock has been limited, and the stock prices have been volatile. Our common stock price may continue to be highly volatile and may fluctuate as a result of the limited trading volume.

Our officers, directors, and 5% and greater stockholders own a large percentage of our voting securities.

        Our executive officers, directors and existing 5% and greater stockholders beneficially own or control approximately 30% of the voting power of our common stock. This concentration of ownership of our common stock may make it difficult for other Perficient stockholders to successfully approve or defeat matters that may be submitted for action by our stockholders. It may also have the effect of delaying, deterring or preventing a change in control of our company.

It may be difficult for another company to acquire us, and this could depress our stock price.

        Provisions of our certificate of incorporation, by-laws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, under our agreement with IBM, we have granted IBM a right of first offer and a right to terminate its agreement with us with respect to any change of control transaction with a company that has a substantial portion of its business in the web application server product and services market, other than a systems integrator or professional services firm. As a result, a potential acquirer may be discouraged from making an offer to buy us.

We may need additional capital in the future, which may not be available to us. The raising of any additional capital may dilute your ownership percentage in our stock.

        We believe our existing line of credit, term loan facility and working capital should provide sufficient resources to satisfy our near term capital requirements. Our existing line of credit facility expires in December 2004 and our term loan facility advance period expires in June 2005. If we are unable to renew our line of credit, we may need to obtain an alternate debt financing facility. In the future we may decide to raise additional funds through public or private debt or equity financing in order to:

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  take advantage of opportunities, including more rapid expansion or acquisitions of, or investments in, businesses or technologies;

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  develop new services; or

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  respond to competitive pressures.

        Any additional capital raised through the sale of equity will dilute your ownership percentage in our stock. Furthermore, we cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. In such case, our business results would suffer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained in or considered a part of this prospectus that are not purely historical statements discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The "forward-looking" information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called forward-looking statements by words like "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading "Risks Factors" in this prospectus. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

USE OF PROCEEDS

        The shares of common stock are being offered by the selling stockholders. We will not receive any proceeds from the sale of our common stock by the selling stockholder.

SELLING STOCKHOLDERS

        On April 2, 2004, we consummated the acquisition by way of merger of Genisys Consulting, Inc. ("Genisys"), an Illinois corporation, with and into our wholly owned subsidiary, Perficient Genisys, Inc., a Delaware corporation. Perficient Genisys, Inc. is the surviving corporation to the merger. In accordance with the Agreement and Plan of Merger, pursuant to which the acquisition of Genisys was effected, we are registering for resale by such stockholders, 15% of the shares of our common stock issued to the former Genisys stockholders in connection with the acquisition.

        The following table sets forth the name of and the number of shares of common stock beneficially owned by the selling stockholders prior to the offering, the number of shares of common stock offered by the selling stockholders, and the number of shares of common stock that will be owned by the selling stockholders upon completion of the offering or offerings pursuant to this prospectus, assuming the selling stockholders sell all of the shares of common stock offered hereby. The selling stockholders may, however, elect to sell less than all (including none) of the shares of common stock offered by this prospectus. The percentage ownership information presented below is based on shares of common stock outstanding as of September 2, 2004.

	Beneficial Ownership Before the Offering			Beneficial Ownership After the Offering
Name of Selling stockholders			Shares Offered
	Shares	Percent		Shares	Percent
Jeffrey A. Martini[1]	462,534	2.40%	69,380	393,154	2.04%
Michael P. Reiss[2]	462,534	2.40%	69,380	393,154	2.04%
David W. Stewart[3]	462,534	2.40%	69,380	393,154	2.04%
Pragnesh J. Dave[4]	35,824	*	5,374	30,450	*
Todd N. Okamoto	36,519	*	5,478	31,041	*
Richard C. Parham[5]	92,506	*	13,876	78,630	*
Jamie L. Story[6]	82,380	*	12,357	70,023	*
John P. Welninski[7]	23,839	*	3,576	20,263	*
Kenneth W. Wilson[8]	28,769	*	4,315	24,454	*

*
Less than 1%.

1
Mr. Martini is employed by us as a general manager.

2
Mr. Reiss is employed by us as a chief technologist.

3
Mr. Stewart is employed by us as a sales executive.

4
Mr. Dave is employed by us as a director.

5
Mr. Parham is employed by us as a director.

6
Mr. Story is employed by us as a director.

7
Mr. Welninski is employed by us as a director.

8
Mr. Wilson is employed by us as a director.

        Other than as described in the footnotes above, none of the selling stockholders has had, during the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates.

PLAN OF DISTRIBUTION

        The selling stockholders may sell the shares of common stock offered by this prospectus from time to time in one or more transactions on the Nasdaq SmallCap Market, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares of common stock may be offered directly to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the selling stockholders may sell their shares of common stock also include:

  •
  a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the stocks as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

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  secondary distributions in accordance with Nasdaq rules;

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  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

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  privately negotiated transactions.

        An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        Any person that may be deemed to be an "underwriter" within the meaning of the Securities Act will be named in a prospectus supplement, and any underwriting discounts, commissions or fees received by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

        Any underwriters, brokers, dealers and agents who participate in any sale of the shares of common stock may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their business.

        We cannot assure you that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Austin, Texas.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 10-KSB/A, as amended, for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        Grant Thornton LLP, independent registered public accounting firm, have audited the consolidated financial statements of Meritage Technologies, Inc. as of and for the years ended December 31, 2002 and 2003 included in the Current Report, as amended, on Form 8-K/A dated August 30, 2004 as set forth in their report, which is incorporated by reference in this Registration Statement. The Meritage Technologies, Inc. financial statements are incorporated by reference in reliance on Grant Thornton LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities and Exchange Act of 1934. You may read and copy this information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

        Our filings are also available to the public through:

  •
  the SEC's web site at http://www.sec.gov; and

  •
  The National Association of Securities Dealers, Inc.
  1735 K Street, N.W.
  Washington, D.C. 20006-1500

        This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules as permitted by the rules and regulations of the SEC. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any such information superseded by information contained directly in this prospectus or by information contained in a later filed document incorporated by reference. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

Perficient SEC Filings (File No. 000-1085869)	Period
Annual Report on Form 10-KSB	Fiscal year ended December 31, 2003
Amendment No. 1 on Form 10-KSB/A	Fiscal year ended December 31, 2003
Quarterly Reports on Form 10-QSB	Quarterly period ended March 31, 2004 Quarterly period ended June 30, 2004
Current Reports on Form 8-K	Filed on April 16, 2004, as amended June 16, 2004 and June 17, 2004 Filed on June 23, 2004, as amended August 30, 2004 Filed on September 28, 2004
The description of our common stock as set forth in our Registration Statement on Form 8-A	Filed on July 22, 1999

        You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Perficient, Inc.
1120 South Capital of Texas Highway
Building 3, Suite 220
Austin, Texas 78746
(512) 531-6000
Attn: Investor Relations

        We are also incorporating by reference all documents filed with the SEC by us pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to termination of the offering made hereby. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.

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  Filed Pursuant to Rule 424(b)(3) Registration No. 333-116549
TABLE OF CONTENTS
PERFICIENT, INC.
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE